FIRST AMENDMENT TO
EMPLOYEE AGREEMENT CONCERNING
INVENTION ASSIGNMENT, NON-DISCLOSURE
AND NON-COMPETITION

FIRST AMENDMENT TO EMPLOYEE AGREEMENT CONCERNING INVENTION ASSIGNMENT, NON-DISCLOSURE AND NON-COMPETITION, dated as of March 17, 2008, between NPS PHARMACEUTICALS, INC., a Delaware corporation (the "Company"), and FRANCOIS NADER (the "Employee").

Recitals

A.   The Employee has been an "employee at will" and Chief Operating Officer of the Company and, as of the date hereof, is entering into an Employment Agreement, dated as of the date hereof (the "Employment Agreement"), with the Company pursuant to which the Employee shall be the Chief Executive Officer and President of the Company pursuant to the terms thereof.

B.   The Employee and the Company are party to an Employee Agreement Concerning Invention Assignment, Non-Disclosure And Non-Competition, effective as of June 5, 2006 (the "Restrictive Covenants Agreement"), which Restrictive Covenant Agreement was executed and delivered at such time as the Company's principal place of business was in the State of Utah and the Employee was the Chief Operating Officer of the Company.

C.   The parties hereto desire to amend the Restrictive Covenants Agreement to reflect the change of location of the Company's principal place of business and the promotion of the Employee to Chief Executive Officer and President of the Company.

NOW, THEREFORE, the Company and the Executive, in consideration of the mutual promises contained herein, hereby agree that the Restrictive Covenants Agreement is hereby amended as follows:

1.   Non-Competition. Paragraph 8.0.1.3 of the Restrictive Covenants Agreement is hereby deleted in its entirety and the following substituted in lieu thereof:

> "Employee hereby agrees that for a period of 24 months after Employee ceases employment with the Company for any reason, without the prior written consent of the Company, Employee shall not in the United States, directly or indirectly, (i) enter into the employ of or render any services to any person, firm, corporation or other entity, (ii) engage in any activity for his own account, or (iii) become associated with or own an interest in any business as an individual, partner, shareholder, member, creditor, director, officer, principal, agent, employee, trustee, consultant, advisor or in any other relationship or capacity, if in any of the foregoing activities, Employee is likely to use or disclose Confidential Information in breach of the terms and provisions of this Agreement in the course of engaging in such activities."

2.	<u>Governing Law</u>. Paragraph 11.0.3 of the Restrictive Covenants Agreement is hereby amended by deleting the reference to "Utah" therein and substituting "New Jersey" in lieu thereof.

3.	<u>Advise of Counsel</u>. The Employee acknowledges and agrees that (i) he has had an opportunity to seek advice of counsel in connection with the Restrictive Covenants Agreement and this Agreement and (ii) the restrictive covenants set forth in the Restrictive Covenants Agreement, as amended by this First Amendment, are reasonable in geographical and temporal scope and in all other respects. If any of the rights or restrictions contained or provided for in the Restrictive Covenants Agreement, as amended by this First Amendment, shall be deemed by a court of competent jurisdiction to be unenforceable by reason of the extent, duration or geographical scope, the parties agree that the court shall reduce such extent, duration, geographical scope and enforce the Restrictive Covenants Agreement, as amended by this First Amendment, in its reduced form for all purposes in the manner contemplated hereby to the maximum extent enforceable by law.

4.	<u>Full Force and Effect</u>. Except as expressly modified hereby, the Restrictive Covenant Agreement shall remain unchanged and in full force and effect as executed and Employee and the Company each hereby confirms and reaffirms all of the terms and conditions thereof. Any reference to the Restrictive Covenants Agreement in any other document including, without limitation, the Employment Agreement, shall refer to the Restrictive Covenants Agreement as amended hereby.

5.	<u>Governing Law; Counterparts</u>. This First Amendment (a) shall be governed by and construed in accordance with the laws of the State of New Jersey without giving effect to its conflict of laws principles, and (b) may be executed in counterparts, each of which shall be deemed an original, and together which shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

NPS PHARMACEUTICALS, INC.

By:_____
    Name:
    Title:

_____
Francois Nader